

September 27, 2011

Via E-mail
Glenn D. Estrella
Chief Executive Officer
World Surveillance Group Inc.
State Road 405
Building M6-306A, Room 1400
Kennedy Space Center, FL 32815

> **Re:** **World Surveillance Group Inc.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2010**
> **Filed September 19, 2011**
> **Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended**
> **June 30, 2011**
> **Filed September 19, 2011**
> **File No. 001-32509**

Dear Mr. Estrella:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Note 3

SkySat Sale, page 51

1. We note your response to comment two from our letter dated September 8, 2011. The consideration having been received and used in 2010 does not mean that the revenue was earned. As noted in our prior comment, the development of SkySat was incomplete at

Glenn D. Estrella
World Surveillance Group Inc.
September 27, 2011
Page 2

the time of the transaction with GTC, therefore it appears that the $250,000 should have been allocated to deferred revenue. Please revise your financial statements and disclosure as appropriate or advise us.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Condensed Consolidated Balance Sheets, page 3

2. We note your response to comment three from our letter dated September 8, 2011. Please explain why assets with such significant value to the company do not appear to be discussed in the financial statements provided for GTC in your Form 8-K/A filed August 9, 2011. Further, please tell us how you determined the fair value of these assets. Finally, in the revised accounting policy disclosure on page 10 you mention a number of property and equipment categories however you still do not provide a property and equipment footnote that breaks out your balance into these categories. Please revise your filing to provide a separate property and equipment footnote that includes a break out of your balance.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director